Dreyfus
Institutional
Money Market Fund

ANNUAL REPORT December 31, 2004



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Institutional Money Market Fund, covering the 12-month period from January 1, 2004, through December 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Bernard W. Kiernan, Jr.

Many investors breathed a sigh of relief over the second half of the year as rising interest rates drove money market yields above historical lows. The Federal Reserve Board (the "Fed") raised short-term interest rates five consecutive times between late June and December, more than doubling the overnight federal funds rate from 1% to 2.25%. What's more, many analysts apparently expect the Fed to raise short-term interest rates further in 2005 if the U.S. economy continues to grow at its current rate. However, risks to the economic recovery persist, and the magnitude and timing of any further interest rate increases by the Fed remain uncertain.

As always, we urge our shareholders to establish an investment plan with the help of your financial advisor, and review it periodically to track your progress toward your financial goals.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 18, 2005



DISCUSSION OF FUND PERFORMANCE

Bernard W. Kiernan, Jr., Portfolio Manager

How did Dreyfus Institutional Money Market Fund perform during the period?

During the 12-month period ended December 31, 2004, the fund produced yields of 0.87% for its Money Market Series and 0.41% for its Government Securities Series. Taking into account the effects of compounding, the fund also produced effective yields of 0.87% and 0.41% for its Money Market Series and Government Securities Series, respectively.[1]

What is the fund's investment approach?

Each Series seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal:

The fund's Money Market Series invests in a diversified portfolio of high-quality, short-term debt securities including securities issued or guaranteed as to principal and interest by the U.S. government or its agencies or instrumentalities, certificates of deposit, time deposits, bankers' acceptances and other short-term securities issued by domestic banks or foreign branches of domestic banks, repurchase agreements, asset-backed securities, commercial paper and other short-term corporate obligations of domestic issuers, including those with floating or variable rates of interest, and dollar-denominated obligations issued or guaranteed by one or more foreign governments or any of their political subdivisions or agencies. Normally, the Money Market Series invests at least 25% of its total assets in bank obligations.

The fund's Government Securities Series invests only in short-term securities issued or guaranteed as to principal and interest by the U.S. government or its agencies or instrumentalities and repurchase agreements in respect of these securities.

What other factors influenced the fund's performance?

The fund was primarily influenced by a strengthening U.S. economy, which led to higher short-term interest rates during the second half of the reporting period.

When 2004 began, inflation remained near historically low levels as labor markets remained weak and corporations had little room to raise prices of goods and services. As a result, the Federal Reserve Board (the "Fed") indicated at the time that it could be "patient" before raising short-term interest rates. In April, however, an unexpectedly strong employment report rekindled investors' concerns that inflationary pressures might be resurfacing. Higher energy and commodity prices appeared to lend credence to this view, and money market yields began to rise at the longer end of the maturity spectrum. However, the short-end of the money market yield curve remained anchored by the prevailing 1% federal funds rate.

In May, employment data showed a second consecutive month of robust gains, and investors began to anticipate that the Fed might tighten monetary policy as early as its next meeting in June. Indeed, on June 30, the Fed raised the overnight federal funds rate to 1.25%, its first increase in more than four years. Because most investors had anticipated the Fed's initial move, the money markets already had reflected its impact.

However, the economy appeared to hit a "soft patch" in the summer as the number of jobs created in June and July failed to meet expectations. Nonetheless, most investors expected the Fed to increase the federal funds rate again at its August meeting, and money market yields reflected that view. Indeed, the Fed raised short-term rates five times before the end of 2004, driving the fed funds rate to 2.25% by year-end.

In the meantime, economic activity continued to advance in the fall. GDP and job creation both posted solid gains in November, and the end of the contentious presidential election lifted a cloud of uncertainty from the financial markets. At its December meeting, the Fed stated that, despite the rise in energy prices, economic activity was

growing at a moderate pace and job creation was on an upward trend, albeit at a somewhat slower rate than is typical during economic recoveries. The Fed also indicated that it will remain vigilant and will respond to any threat to price stability.

In this environment of rising interest rates and stronger economic growth, we shifted to a more defensive investment posture in the spring of 2004 when inflation concerns intensified, allowing the fund's weighted average maturity to fall toward a position we considered modestly shorter than industry averages. This strategy was designed to keep funds available for higher-yielding securities as they became available.

What is the fund's current strategy?

As of the end of the reporting period, we generally have maintained the fund's weighted average maturity in a range we consider slightly shorter than industry averages. However, we have occasionally shortened or extended the fund's weighted average maturity to reflect prevailing market conditions and the proximity of upcoming Fed meetings. We currently expect the Fed to continue raising interest rates at a measured pace, especially during the first half of 2005. The fund's relatively short weighted average maturity is designed to position the fund to take advantage of investment opportunities. Of course, we are prepared to adjust our strategies as market conditions evolve.

January 18, 2005

---

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. An investment in either Series is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in either Series. Yield figures provided reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the Money Market Series would have produced a yield of 0.87% and an effective yield of 0.87%, and the Government Securities Series would have produced a yield of 0.39% and an effective yield of 0.39%.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Institutional Money Market Fund from July 1, 2004 to December 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended December 31, 2004

	Money Market Series	Government Securities Series
Expenses paid per $1,000†	$ 2.77	$ 4.58
Ending value (after expenses)	$1,005.80	$1,003.20

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended December 31, 2004

	Money Market Series	Government Securities Series
Expenses paid per $1,000†	$ 2.80	$ 4.62
Ending value (after expenses)	$1,022.37	$1,020.56

† *Expenses are equal to the fund's annualized expense ratio of .55% for Money Market Series and .91% for Government Securities Series; multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

MONEY MARKET SERIES

December 31, 2004

Negotiable Bank Certificates of Deposit–8.4%	Principal Amount ($)	Value ($)
First Tennessee Bank N.A. 2.24%, 1/24/2005	20,000,000	20,000,000
Washington Mutual Bank, F.A. 2.25%, 2/2/2005	20,000,000	19,999,998
Total Negotiable Bank Certificates of Deposit (cost $39,999,998)		**39,999,998**

Commercial Paper–64.0%		
Atlantis One Funding Corp. 2.16%, 4/7/2005	20,000,000 a	19,885,867
BNP Paribas Finance Inc. 2.35%, 2/11/2005	10,000,000	9,973,396
Bear Stearns Cos. Inc. 2.14%, 1/7/2005	20,000,000	19,992,900
Beta Finance Inc. 2.03%, 3/14/2005	20,000,000 a	19,919,600
Credit Suisse First Boston Inc. 2.14%, 1/10/2005	21,000,000	20,988,818
Deutsche Bank Financial LLC 2.25%, 1/3/2005	12,000,000	11,998,500
General Electric Capital Corp. 2.24%, 1/21/2005	21,000,000	20,973,983
Greyhawk Funding LLC 2.15%, 1/7/2005	21,000,000 a	20,992,510
Harrier Finance Funding LLC 2.47%, 3/4/2005	15,000,000 a	14,936,450
K(2) Corp. 2.04%, 3/10/2005	20,000,000 a	19,923,689
New Center Asset Trust 2.37%, 2/11/2005	20,000,000 a	19,946,244
Santander Central Hispano Finance Inc. 2.16%, 4/8/2005	20,000,000	19,884,678
Solitaire Funding LLC 2.19%, 1/10/2005	20,000,000 a	19,989,100
Stadshypotek Delaware Inc. 2.15%, 1/10/2005	20,000,000	19,989,300
Swedbank Inc. 2.15%, 1/3/2005	15,200,000	15,198,193

Commercial Paper (continued)	Principal Amount ($)	Value ($)
UBS Finance Delaware LLC 2.23%, 1/3/2005	12,000,000	11,998,512
Windmill Funding Corp. 2.34%, 2/10/2005	20,000,000 a	19,948,222
Total Commercial Paper (cost $306,539,962)		**306,539,962**

Corporate Notes—12.5%		
Lehman Brothers Holdings Inc. 2.38%, 5/16/2005	20,000,000 b	20,000,000
Merrill Lynch & Co. Inc. 2.30%, 1/31/2005	25,000,000 b	25,000,000
Sigma Finance Inc. 2.32%, 1/31/2005	15,000,000 a,b	14,999,818
Total Corporate Notes (cost $59,999,818)		**59,999,818**

U.S. Government Agencies—14.2%		
Federal Home Loan Banks, Notes 1.41%, 3/11/2005	25,000,000	25,000,000
Federal National Mortgage Association, Notes 1.35%–1.57%, 2/14/2005–5/13/2005	43,000,000	43,000,000
Total U.S. Government Agencies (cost $68,000,000)		**68,000,000**

Time Deposits−.9%	Principal Amount ($)	Value ($)
Marshall & Ilsley Bank (Grand Cayman) 2%, 1/3/2005 (cost $4,400,000)	4,400,000	**4,400,000**
Total Investments (cost $478,939,778)	**100.0%**	**478,939,778**
Liabilities, Less Cash & Receivables	**(.0%)**	**(172,996)**
Net Assets	**100.0%**	**478,766,782**

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Banking	40.6	Brokerage	13.6
Asset Backed Certificates	27.2	Finance	4.4
U.S. Government Agencies	14.2		**100.0**

† Based on net assets.

See notes to financial statements.

GOVERNMENT SECURITIES SERIES

December 31, 2004

U.S. Treasury Bills−54.4%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
1/6/2005	1.47	3,000,000	2,999,388
1/20/2005	1.61	4,000,000	3,996,601
1/27/2005	1.78	6,000,000	5,992,330
4/21/2005	2.01	3,000,000	2,981,804
Total U.S. Treasury Bills (cost $15,970,123)			**15,970,123**

Repurchase Agreements−45.8%			
Bear Stearns & Co. dated 12/31/2004, due 1/3/2005 in the amount of $3,500,365 (fully collateralized by $3,630,000 U.S. Treasury Strips Bonds, due 11/15/2005, value $3,544,332)	1.25	3,500,000	3,500,000
Goldman Sachs & Co. dated 12/31/2004, due 1/3/2005 in the amount of $3,054,127 (fully collateralized by $3,015,000 U.S. Treasury Notes 5.875%, due 11/15/2005, value $3,116,756)	.50	3,054,000	3,054,000
JPMorgan Securities dated 12/31/2004, due 1/3/2005 in the amount of $3,500,394 (fully collateralized by $3,613,000 U.S. Treasury Bills, due 6/30/2005, value $3,570,005)	1.35	3,500,000	3,500,000

Repurchase Agreements (continued)	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
UBS Warburg LLC dated 12/31/2004, due 1/3/2005 in the amount of $3,400,439 (fully collateralized by $3,388,000 U.S. Treasury Notes, 6.75%, due 5/15/2005, value $3,468,465)	1.55	3,400,000	3,400,000
Total Repurchase Agreements (cost $13,454,000)			**13,454,000**
Total Investments (cost $29,424,123)		**100.2%**	**29,424,123**
Liabilities, Less Cash and Receivables		**(.2%)**	**(45,242)**
Net Assets		**100.0%**	**29,378,881**

Portfolio Summary†

	Value (%)
U.S. Treasury Bills	54.4
Repurchase Agreements	45.8
	100.2

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2004

	Money Market Series	Government Securities Series
Assets ($):		
Investments in securities—See Statement of Investments (including repurchase agreements of $13,454,000 for the Government Securities Series)—Note 2(b)	478,939,778	29,424,123
Interest receivable	583,434	441
Prepaid expenses	13,946	10,744
	479,537,158	**29,435,308**
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(b)	214,853	10,677
Cash overdraft due to Custodian	493,600	2,379
Payable for shares of Beneficial Interest redeemed	7	–
Accrued expenses	61,916	43,371
	770,376	**56,427**
Net Assets ($)	**478,766,782**	**29,378,881**
Composition of Net Assets ($):		
Paid-in capital	478,776,464	29,384,891
Accumulated net realized gain (loss) on investments	(9,682)	(6,010)
Net Assets ($)	**478,766,782**	**29,378,881**

Net Asset Value Per Share		
	Money Market Series	Government Securities Series
Net Assets ($)	478,766,782	29,378,881
Shares Outstanding	478,776,499	29,384,891
Net Asset Value Per Share ($)	**1.00**	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2004

	Money Market Series	Government Securities Series
Investment Income ($):		
Interest Income	**6,843,174**	**416,346**
Expenses–Note 2(c):		
Management fee–Note 3(a)	2,393,275	171,919
Custodian fees	79,297	27,527
Trustees' fees and expenses–Note 3(c)	43,101	5,265
Shareholder servicing costs–Note 3(b)	39,648	32,777
Auditing fees	25,539	27,087
Registration fees	21,218	22,670
Legal fees	17,127	1,450
Prospectus and shareholders' reports	7,149	4,109
Miscellaneous	8,790	2,368
Total Expenses	**2,635,144**	**295,172**
Less–reduction in management fee due to undertaking–Note 3(a)	–	(5,620)
Less–reduction in custody fees due to earnings credits–Note 2(b)	–	(265)
Net Expenses	**2,635,144**	**289,287**
Investment Income–Net	**4,208,030**	**127,059**
Net Realized Gain (Loss) on Investments–Note 2(b) ($)	**6,396**	**(4,206)**
Net Increase in Net Assets Resulting from Operations	**4,214,426**	**122,853**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

| | Money Market Series | | Government Securities Series | |
| | Year Ended December 31, | | Year Ended December 31, | |
	2004	2003	2004	2003
Operations ($):				
Investment income–net	4,208,030	4,798,464	127,059	367,004
Net realized gain (loss) on investments	6,396	–	(4,206)	2,246
Net Increase (Decrease) in Net Assets Resulting from Operations	**4,214,426**	**4,798,464**	**122,853**	**369,250**
Dividends to Shareholders from ($):				
Investment income–net	**(4,208,030)**	**(4,798,464)**	**(127,059)**	**(367,004)**
Beneficial Interest Transactions ($1.00 per share):				
Net proceeds from shares sold	679,028,974	815,718,917	475,474,460	550,946,536
Dividends reinvested	667,723	542,379	100,277	139,878
Cost of shares redeemed	(726,979,467)	(993,224,785)	(481,911,204)	(603,072,052)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(47,282,770)**	**(176,963,489)**	**(6,336,467)**	**(51,985,638)**
Total Increase (Decrease) in Net Assets	**(47,276,374)**	**(176,963,489)**	**(6,340,673)**	**(51,983,392)**
Net Assets ($):				
Beginning of Period	526,043,156	703,006,645	35,719,554	87,702,946
End of Period	**478,766,782**	**526,043,156**	**29,378,881**	**35,719,554**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

Money Market Series

The following tables describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended December 31,				
	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.009	.007	.015	.040	.059
Distributions:					
Dividends from investment income−net	(.009)	(.007)	(.015)	(.040)	(.059)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.87	.73	1.53	4.06	6.05
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.55	.54	.54	.53	.56
Ratio of net investment income to average net assets	.88	.74	1.52	3.94	5.89
Net Assets, end of period ($ x 1,000)	478,767	526,043	703,007	858,014	676,949

See notes to financial statements.

FINANCIAL HIGHLIGHTS

Government Securities Series

	Year Ended December 31,				
	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.004	.004	.012	.035	.054
Distributions:					
Dividends from investment income−net	(.004)	(.004)	(.012)	(.035)	(.054)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.42	.44	1.23	3.59	5.58
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.86	.69	.69	.66	.66
Ratio of net expenses to average net assets	.84	.69	.69	.66	.66
Ratio of net investment income to average net assets	.37	.47	1.24	3.56	5.41
Net Assets, end of period ($ x 1,000)	29,379	35,720	87,703	92,607	93,255

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—General:

Dreyfus Institutional Money Market Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company and operates as a series company currently offering two series: the Money Market Series and the Government Securities Series. The fund accounts separately for the assets, liabilities and operations of each series. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Money Market Series and Government Securities Series.

It is the fund's policy to maintain a continuous net asset value per share of $1.00 for each series; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00 for each series.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

NOTE 2—Significant Accounting Policies:

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and is recognized on the accrual basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the fund's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the fund's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the fund will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the fund maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Expenses: Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to both series are allocated among them on a pro rata basis.

(d) Dividends to shareholders: It is the policy of the fund, with respect to both series, to declare dividends from investment income-net on each business day; such dividends are paid monthly. Dividends from net realized capital gain, if any, with respect to both series, are normally declared and paid annually, but each series may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). However, to the extent that a net realized capital gain of either series can be reduced by a capital loss carryover of that series, such gain will not be distributed.

(e) Federal income taxes: It is the policy of each series to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes. For federal tax purposes, each series is treated as a single entity for the purposes of determining such qualification.

At December 31, 2004, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The Money Market Series' accumulated capital loss carryover of $9,682 is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2004. If not applied, $1,557 of the carryover expires in fiscal 2006, $3,181 expires in fiscal 2007 and $4,944 expires in fiscal 2009.

The Government Securities Series' accumulated capital loss carryover of $6,010 is available to be applied against future net securities profits,

if any, realized subsequent to December 31, 2004. If not applied, $1,804 of the carryover expires in fiscal 2007 and $4,206 expires in fiscal 2012.

The tax character of distributions for Money Market Series and Government Securities Series paid to shareholders during the fiscal year ended December 31, 2004 and December 31, 2003, respectively, were all ordinary income.

At December 31, 2004, the cost of investments of each series for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager may, at times, limit certain money market fund expenses in an effort to enhance yields of a fund, or a particular class of a fund, as applicable, because of low interest rates. The Manager limited fund expenses of the Government Securities Series to maintain a minimum yield of 15 basis points. Such expense limitations are voluntary, temporary and may be revised or terminated at anytime. During the period ended December 31, 2004, the limitation for Government Securities Series amounted to $5,620.

(b) Under the Shareholder Services Plan, each series reimburses the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of each series' average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended December 31, 2004, the Money Market

Series and the Government Securities Series were charged $16,940 and $17,837, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended December 31, 2004, the Money Market Series and the Government Securities Series were charged $6,324 and $2,051, respectively, pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities for the Money Market Series consist of: management fees $213,813 and transfer agency per account fees $1,040.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities for the Government Securities Series consist of: management fees $10,257 and transfer agency per account fees $420.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services,

Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Institutional Money Market Fund

We have audited the accompanying statement of assets and liabilities, including the statements of investments, of Dreyfus Institutional Money Market Fund (comprising, respectively, the Money Market Series and the Government Securities Series) as of December 31, 2004, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of December 31, 2004 by correspondence with the custodian and others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the respective funds constituting Dreyfus Institutional Money Market Fund at December 31, 2004, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
February 7, 2005

Dreyfus Institutional Money Market Fund

Government Securities Series

IMPORTANT TAX INFORMATION (Unaudited)

For state individual income tax purposes, the Government Securities Series hereby designates 56.86% of the ordinary income dividends paid during its fiscal year ended December 31, 2004 as attributable to interest income from direct obligations of the United States. Such dividends are currently exempt from taxation for individual income tax purposes in most states, including New York, California and the District of Columbia.

BOARD MEMBERS INFORMATION (Unaudited)

Dr. Paul A. Marks (78)
Board Member (1980)

Principal Occupation During Past 5 Years:
• President and Chief Executive Officer of Memorial Sloan-Kettering Cancer Center (Retired 1999)

Other Board Memberships and Affiliations:
• Pfizer, Inc., a pharmaceutical company, Director-Emeritus
• Atom Pharm, Director
• Lazard Freres Company, LLC, Senior Advisor

No. of Portfolios for which Board Member Serves: 22

————————

Dr. Martin Peretz (65)
Board Member (1980)

Principal Occupation During Past 5 Years:
• Editor-in-Chief of The New Republic Magazine
• Lecturer in Social Studies at Harvard University
• Co-Chairman of TheStreet.com, a financial daily on the web

Other Board Memberships and Affiliations:
• Academy for Liberal Education, an accrediting agency for colleges and universities certified by the U.S. Department of Education, Director
• Digital Learning Group, LLC, an online publisher of college textbooks, Director
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• YIVO Institute for Jewish Research, Trustee

No. of Portfolios for which Board Member Serves: 22

————————

Bert W. Wasserman (72)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Financial Consultant

Other Board Memberships and Affiliations:
• Lillian Vernon Corporation, Director

No. of Portfolios for which Board Member Serves: 22

————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members, including their address is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Irving Kristol, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 92 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 92 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 90 investment companies (comprised of 194 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

ROBERT R. MULLERY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 60 portfolios) managed by the Manager. He is 52 years old and has been an employee of the Manager since May 1986.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 39 investment companies (comprised of 84 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1988.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (93 investment companies, comprising 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 196 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus
Institutional
Money Market Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0179-0195AR1204